June 3, 2011
VIA EDGAR AND FACSIMILE
Cecilia Blye, Chief
Pradip Bhaumik, Special Counsel
Securities and Exchange Commission
Division of Corporate Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Telvent GIT, S.A. Form 20-F for the Fiscal Year Ended December 31, 2010 Filed April 7, 2011 File No. 0-50991
Dear Ms. Blye and Mr. Bhaumik:
        We have received your comments to the above referenced filing (the “Filing”) set forth in your letter dated May 10, 2011. The Company’s responses to your comments regarding the Filing correspond to the numbers contained in your May 10, 2011 letter. For ease of review, we have repeated your comments in italics.
General
1.	We note the disclosure on page 25 and elsewhere in your filing that you have operations in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. Cuba, Iran, Syria, and Sudan are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include any information on your contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, whether through subsidiaries, affiliates, joint ventures, alliance partners, resellers, or other direct or indirect arrangements. Your response should describe any goods, services, technology, software, information, or support you have provided, directly or indirectly, to the referenced countries, including any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
Response:
     The Company does not have any past, current or anticipated business activities in Syria.

     Except as set forth below, the Company does not have any past, current or anticipated business activities in Cuba, Iran or Sudan. In all instances, the business activities conducted by the Company in these countries have been and will continue to be in compliance with all applicable laws, rules and regulations, including export control laws. No U.S. items (goods, technology or software) subject to the U.S. export control laws were or will be provided to these countries without prior authorization from appropriate U.S. governmental authorities, where such authorization was or is required.
Cuba
     In December 2003, the Company’s subsidiary Telvent Deutschland GmbH, an entity organized under the laws of the Federal Republic of Germany (“Telvent Deutschland”) was awarded a multi-year contract by Cuba Petroleo, Cuba’s state oil company, for the supply and installation of a SCADA software system, field electrical equipment, cables and related construction works (the “CUPET Contract”). The total contract award was in the amount of approximately € 5.283 million. Telvent Deutschland recognized revenues of € 400,314 and € 2.333 million in 2006 and 2007, respectively, under the CUPET Contract. (The balance of the work awarded under the CUPET Contract was performed in prior years.) Telvent Deutschland recorded assets (consisting of accounts receivable and work in process) and liabilities (consisting of accounts payable) relating to the CUPET Contract as follows: 2006 — € 1.4 million and € 0.8 million; 2007 — € 0.9 million and € 0.6 million; 2008 — € 178,000 and € 33,000; 2009 — € 145,000 and € 16,000; and 2010 — € 127,000 and € 8,000.
Iran
     In June 2004, the Company’s subsidiary Telvent Tráfico y Transporte, S.A., a company incorporated under the laws of the Kingdom of Spain (Telvent Tráfico”), was awarded a one-year contract by Radharan e Keshvar Credit Cooperative Co. (“RKCC”), an entity believed to be controlled by the Iranian government and located in Tehran, for the supply and installation of a tunnel traffic control system (“TCS”) and provision of related services for the Vana Tunnel located in Tehran — Amol (the “First TCS Contract”). The total contract award was in the amount of € 984,250. Telvent Tráfico recognized revenues of € 984,250 under the First TCS Contract.
     In 2005, Telvent Tráfico was awarded a one-year contract by ElectriCom Eng. P.S.J., an entity believed not to be affiliated with the Iranian government and located in Tehran, for the supply and installation of a TCS and provision of related services for the Vana Tunnel (the “Second TCS Contract”). The total contract award was in the amount of € 729,999. Telvent Tráfico recognized revenues of € 729,999 under the Second TCS Contract.

     In January 2006, Telvent Tráfico was awarded a one-year contract by the Tehran City Council, an entity believed to be affiliated with the Iranian government and located in Tehran, for the supply and installation of a TCS and provision of related services for the Vana Tunnel (the “Third TCS Contract”). The total contract award was in the amount of € 928,421. Telvent Tráfico recognized revenues of € 928,421 under the Third TCS Contract.
     Telvent Tráfico recorded assets (consisting of accounts receivable) and liabilities (consisting of accounts payable) relating to these contract as follows: 2004 — € 0.1 million and € 0.1 million; 2005 — 0 and 0; and 2006 — € 32,250 and 0.
     Sudan
     In 1998 and 1999, the Company’s subsidiary Telvent Canada Ltd. (including its predecessor companies) (“Telvent Canada”) had four contracts with the TENCO-Saipem Joint Venture to supply computer automation systems for the Muglad Basin Oil Development Project in Sudan. Since that time, Telvent Canada has had annual or multi-year follow-on agreements with the Greater Nile Petroleum Operating Company for the provision of maintenance services for the software previously provided under the 1998 agreements. The services are provided remotely from Telvent Canada’s offices in Calgary, Alberta, Canada, and no U.S. citizens are involved in providing the services. The current contract is set to expire on July 31, 2011.
     The annual sales in Sudan in connection with these contracts were as follows (all amounts in €): 2005 — 614,119; 2006 — 45,959; 2007 — 112,404; 2008 — 325,625; 2009 — 361,049; 2010 — 275,336.
2.	Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Syria, and Sudan described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria, or Sudan.

In this regard, we note from several press releases on your website and the disclosure on pages 29 and 75 that you have a strong and continuing business relationship with PetroChina, a company that has been the object of divestment and related efforts resulting from its parent company’s operations in Sudan and Iran. Please discuss the potential impact on your reputation and share value of your relationship with PetroChina.
     Response:
     The revenues associated with the Company’s activities in Cuba, Iran and Sudan represent an immaterial amount of the Company’s revenues on a consolidated revenue basis. The majority of the activities occurred several years ago and are immaterial from a quantitative standpoint. Due to the fact that the Company is not currently engaged in any business activities in Cuba and Iran and has no plans to conduct such business activities in the future there, the Company does not believe that its past activities there are material from a qualitative standpoint. The Company does not plan to continue any activities in Sudan other than possibly extending the maintenance services provided by Telvent Canada.
     The Company does have a business relationship with PetroChina, as disclosed in our Filing. The Company has an office in China and has completed multiple projects with PetroChina for pipeline control projects exclusively in China. The terms of the Company’s software license agreement do not permit any customer to use the Company’s software for any purpose other than for the particular pipeline project. The Company’s license agreement specifically prohibits the customer from transferring the software to any embargoed country, including Iran and Sudan. The Company is not aware of any information that would indicate that the technology that the Company is supplying for those projects is being used for any activities PetroChina may have in Sudan or Iran. The Company does not supply source code for its software products, and PetroChina probably could not provide such source code to Sudan or Iran without the Company’s knowledge and assistance. For these reasons, the Company does not believe that Telvent’s relationship with PetroChina will have any adverse material impact on the Company’s reputation or its share value.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have additional questions or comments, please contact me at 34-902-33-55-99.

Sincerely,
/s/ Ignacio González Dominguez
Ignacio González Dominguez
Chief Executive Officer